FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended October, 2014

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2014 we had approximately 10,700 employees, in 83 locations in 38 countries. During the nine months ended September 30, 2014 we derived approximately 39.6%, 49.4% and 11.0% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Recent Developments

Acquisitions

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments (see note 3 Business Combinations for further information).

Share Repurchase Program

On September 19, 2014 the Company announced that it had completed a $40 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions. During the nine months ended September 30, 2014, 882,448 ordinary shares were redeemed by the Company under the programs for a total consideration of $44.5 million.  (See note 8 Share Capital for further information.)

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

	(Unaudited)	(Audited)
	September 30,	December 31,
	2014	2013
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$153,576	$182,519
Short term investments - available for sale	95,036	138,317
Accounts receivable, net	372,953	342,581
Unbilled revenue	140,429	113,239
Other receivables	15,077	14,415
Deferred tax asset	25,635	28,644
Prepayments and other current assets	33,060	24,664
Income taxes receivable	24,137	9,049
Total current assets	859,903	853,428
Other Assets:
Property, plant and equipment, net	154,748	160,830
Goodwill	498,121	357,523
Non-current other assets	10,368	6,732
Non-current income taxes receivable	14,354	25,172
Non-current deferred tax asset	9,983	7,421
Intangible assets	25,249	31,354
Total Assets	$1,572,726	$1,442,460
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,913	$4,594
Payments on account	294,063	297,347
Other liabilities	225,602	194,812
Income taxes payable	10,598	4,416
Total current liabilities	536,176	501,169
Other Liabilities:
Non-current other liabilities	8,149	11,198
Non-current government grants	1,189	1,359
Non-current income taxes payable	5,082	5,288
Non-current deferred tax liability	10,972	12,867
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
61,571,141 shares issued and outstanding at September 30, 2014 and
61,587,257 shares issued and outstanding at December 31, 2013	5,159	5,168
Additional paid-in capital	316,630	279,572
Capital redemption reserve	171	100
Accumulated other comprehensive income	(17,336)	1,960
Retained earnings	706,534	623,779
Total Shareholders' Equity	1,011,158	910,579
Total Liabilities and Shareholders' Equity	$1,572,726	$1,442,460

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013
 (UNAUDITED)
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	(in thousands except share and per share data)

Revenue:
Gross revenue	$519,127	$445,598	$1,502,075	$1,334,283
Reimbursable expenses	(131,538)	(105,788)	(388,832)	(343,465)

Net revenue	387,589	339,810	1,113,243	990,818

Costs and expenses:
Direct costs	229,963	213,666	673,291	630,258
Selling, general and administrative expense	84,466	81,408	251,036	234,520
Depreciation and amortization	13,737	11,575	38,207	34,551
Restructuring and other items	-	-	-	9,033

Total costs and expenses	328,166	306,649	962,534	908,362

Income from operations	59,423	33,161	150,709	82,456
Interest income	267	223	874	678
Interest expense	(158)	(279)	(712)	(1,019)

Income before provision for income taxes	59,532	33,105	150,871	82,115
Provision for income taxes	(9,216)	(5,297)	(23,577)	(12,783)

Net income	$50,316	$27,808	$127,294	$69,332

Net income per Ordinary Share:

Basic	$0.81	$0.46	$2.06	$1.14

Diluted	$0.79	$0.45	$2.01	$1.12

Weighted average number of Ordinary Shares outstanding:

Basic	61,878,429	61,069,260	61,863,332	60,732,605

Diluted	63,442,607	62,473,645	63,434,260	61,977,026

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013
(UNAUDITED)
	Nine Months Ended
	September 30,	September 30,
	2014	2013
	(in thousands)
Cash flows from operating activities:
Net income	$127,294	69,332
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	(85)	247
Depreciation expense	30,794	29,108
Amortization of intangibles	7,413	5,443
Amortization of grants	(201)	(145)
Share compensation expense	16,396	9,588
Deferred taxes	(1,509)	(4,343)
Changes in assets and liabilities:
Increase in accounts receivable	(7,374)	(59,982)
Increase in unbilled revenue	(8,704)	(7,902)
(Increase)/ decrease in other receivables	(1,034)	559
Increase in prepayments and other current assets	(6,562)	(6,099)
Increase in other non current assets	(829)	(847)
(Decrease)/ increase in payments on account	(34,331)	61,724
(Decrease)/ increase in other current liabilities	(18,860)	28,515
Increase in other non-current liabilities	1,134	378
Decrease in income taxes payable	(698)	(4,014)
(Decrease)/ increase in accounts payable	(8,114)	2,244
Net cash provided by operating activities	94,730	123,806

Cash flows from investing activities:
Purchase of property, plant and equipment	(22,602)	(23,391)
Purchase of subsidiary undertakings	(121,101)	(93,752)
Cash acquired with subsidiary undertakings	3,518	1,039
Purchase of short term investments	(57,102)	(79,727)
Sale of short term investments	100,547	95,852
Change in restricted cash, net	-	(2,250)
Net cash (used in) investing activities	(96,740)	(102,229)

Cash flows from financing activities:

Proceeds from exercise of share options	18,615	19,017
Share issuance costs	(16)	(68)
Tax benefit from the exercise of share options	1,789	397
Repurchase of ordinary shares	(44,506)	-
Share repurchase costs	(33)	-
Net cash (used in)/provided by financing activities	(24,151)	19,346
Effect of exchange rate movements on cash	(2,782)	1,489
Net (decrease)/increase in cash and cash equivalents	(28,943)	42,412
Cash and cash equivalents at beginning of period	182,519	114,047

Cash and cash equivalents at end of period	$153,576	$156,459

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total

(dollars in thousands, except share data)

Balance at December 31, 2013	61,587,257	$5,168	$279,572	$100	$1,960	$623,779	$910,579

Comprehensive Income:
Net income	-	-	-	-	-	127,294	127,294

Currency translation adjustment	-	-	-	-	(24,548)	-	(24,548)
Currency impact of long term funding	-	-	-	-	5,137	-	5,137
Tax on currency impact of long term funding	-	-	-	-	(50)	-	(50)
Unrealized capital gain - investments	-	-	-	-	165	-	165

Total comprehensive income	-	-	-	-	(19,296)	127,294	107,998

Exercise of share options	767,606	62	18,545	-	-	-	18,607
Issue of restricted share units	98,726	-	8	-	-	-	8
Share issuance costs	-	-	(16)	-	-	-	(16)
Non-cash stock compensation expense	-	-	16,732	-	-	-	16,732
Repurchase of ordinary shares	(882,448)	(71)	-	71	-	(44,506)	(44,506)
Share repurchase costs	-	-	-	-	-	(33)	(33)
Tax benefit on exercise of options	-	-	1,789	-	-	-	1,789

Balance at September 30, 2014	61,571,141	$5,159	$316,630	$171	$(17,336)	$706,534	$1,011,158
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2014

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2013. Operating results for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2014.

2. Goodwill

	Nine months ended	Year ended
	September 30,	December 31,
	2014	2013
	(in thousands)

Opening balance	$357,523	$315,441
Current period acquisitions	148,110	36,922
Foreign exchange movement	(7,512)	5,160

Closing balance	$498,121	$357,523

3. Business Combinations

Acquisitions – Aptiv Solutions

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials for a cash consideration of $143.5 million including certain payments to be made on behalf of the company on completion totalling $22.4 million. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

The acquisition of Aptiv Solutions has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the preliminary estimated fair values of the assets acquired and the liabilities assumed:

May 7
2014
(in thousands)
Property, plant and equipment	$6,924
Goodwill*	148,110
Cash and cash equivalents	3,518
Accounts receivable	24,461
Unbilled revenue	19,217
Prepayments and other current assets	3,401
Non-current assets	2,911
Other liabilities	(37,732)
Payments on account	(31,094)
Non-current other liabilities	(18,615)

Net assets acquired	$121,101

Cash consideration	$143,500
Adjustments to cash consideration	(22,399)
Net assets acquired	$121,101

* Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. Goodwill related to the US portion of the business acquired is tax deductible. We are completing the purchase price allocation which will result in an element of the purchase price currently recorded as goodwill being ascribed to separately identifiable intangible assets.

Prior Period Acquisitions - Clinical Trial Services Division of Cross Country Healthcare, Inc.

On February 15, 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent have been combined with ICON’s functional service provision (“FSP”) division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team.

The acquisition agreement also provided for certain working capital targets to be achieved by the clinical trial services division of Cross Country Healthcare, Inc on completion.  In October 2013 the Company received $0.2 million on completion of this review.

The acquisition of the clinical trial services division of Cross Country Healthcare, Inc has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

February 15
2013
(in thousands)
Property, plant and equipment	$339
Goodwill*	36,922
Intangible asset – customer relationships	3,300
Intangible asset – order backlog	600
Cash and cash equivalents	1,039
Accounts receivable	9,200
Unbilled revenue	2,128
Prepayments and other current assets	465
Non-current assets	6
Other liabilities	(2,285)
Non-current other liabilities	(16)

Net assets acquired	$51,698

Cash consideration	$51,897
Working capital adjustment	(199)
Net assets acquired	$51,698

* Goodwill represents the acquisition of an established workforce with experience in the clinical research industry, thereby allowing the Company to enhance its capabilities in global resourcing and FSP and also medical and safety services. Goodwill related to the US portion of the business acquired is tax deductible.

4. Restructuring and other items

Restructuring and other items recognized comprise:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)

Restructuring charges	$-	$-	$-	$9,033
Total	$-	$-	$-	$9,033

Prior Period Restructuring Charges

Restructuring and other items of $9.0 million were recorded during the year ended December 31, 2013. During Q1 and Q2 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. Details of the movement in this restructuring plan recognized are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
		(in thousands)
Q1 Plan - Initial provision recognized	$3,903	$509	$4,412
Q2 Plan - Initial provision recognized	4,228	393	4,621
Residual balance from prior periods	-	130	130
Total provision recognized	8,131	1,032	9,163
Cash payments	(6,544)	(199)	(6,743)
Amounts released	(93)	-	(93)
Foreign exchange movement	(3)	-	(3)

Provision at December 31, 2013	$1,491	$833	$2,324
Cash payments	(999)	(337)	(1,336)
Amounts released	-	(142)	(142)
Foreign exchange movement	(1)	11	10

Provision at September 30, 2014	$491	$365	$856

5. Income Taxes

Income taxes recognized during the three and nine months ended September 30, 2014 comprise:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	(In thousands)		(In thousands)
Provision for income taxes before restructuring and other items	$9,216	$5,297	$23,577	$14,633
Tax impact of restructuring and other items	-	-	-	(1,850)
Provision for income taxes after restructuring and other items	$9,216	$5,297	$23,577	$12,783

As at September 30, 2014 the Company maintains a $7.6 million liability (December 31, 2013: $6.7 million) for unrecognized tax benefit, which is comprised of $6.5 million (December 31, 2013: $5.8 million) related to items generating unrecognized tax benefits and $1.1 million (December 31, 2013: $0.9 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2008 through 2013 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

6. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30,	30,	30,	30,
	2014	2013	2014	2013

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	61,878,429	61,069,260	61,863,332	60,732,605
Effect of dilutive share options outstanding	1,564,178	1,404,385	1,570,928	1,244,421
Weighted average number of ordinary shares for diluted net income per ordinary share	63,442,607	62,473,645	63,434,260	61,977,026

7. Share-based Awards

Share Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares.  The 2003 Share Option Plan expired on January 17, 2013.  No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at September 30, 2014 is eight years.

The following table summarizes option activity for the nine months ended September 30, 2014:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2013	2,973,788	$24.20	$9.57

Granted	366,985	$45.82	$14.09
Exercised	(767,606)	$24.24	$9.51
Forfeited	(155,374)	$21.20	$8.74

Outstanding at September 30, 2014	2,417,793	$27.66	$10.32	4.63

Exercisable at September 30, 2014	1,139,201	$25.03	$9.76	3.14

The Company has granted options with fair values ranging from $5.88 to $15.51 per option or a weighted average fair value of $9.97 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2014, was 1,139,201. Fully vested share options at September 30, 2014, have an average remaining contractual term of 3.14 years, an average exercise price of $25.03 and a total intrinsic value of $36.7 million. The total intrinsic value of options exercised during the nine months ended September 30, 2014 was $18.2 million (September 30, 2013: $29.5 million).

The following table summarizes the movement in non-vested share options for the nine months ended September 30, 2014:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2013	1,468,081	$23.45	$9.45

Granted	366,985	$45.82	$14.09
Vested	(450,115)	$23.35	$9.35
Forfeited	(106,359)	$22.33	$9.38

Non vested outstanding at September 30, 2014	1,278,592	$30.00	$10.82

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the three months ended September 30, 2014 and September 30, 2013 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Three Months Ended
	September	September
	30,	30,
	2014	2013

Weighted average fair value	$15.51	$12.03

Assumptions:
Expected volatility	31%	41%
Dividend yield	0%	0%
Risk-free interest rate	1.66%	0.83%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”) under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the nine months ended September 30, 2014:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2013	353,244	$33.04	2.35	846,459	$27.05	1.77

Granted	346,108	$46.34		494,179	$41.23
Shares vested	-	-		(98,726)	$27.57
Forfeited	(17,877)	$32.11		(59,752)	$31.09

Outstanding at September 30, 2014	681,475	39.76	2.03	1,182,160	$32.63	1.68

The fair value of RSUs vested for the nine months ended September 30, 2014 totaled $2.7 million (December 31, 2013: $1.1 million).

No PSUs vested during either the first nine months of 2014 or the full year 2013.

The PSUs vest based on service and specified EPS targets over the period 2013 – 2016 and 2014 – 2017. Since 2013, we granted 343,890 PSUs (net of forfeitures).  Depending on the actual amount of EPS from 2013 to 2017, up to an additional 337,585  PSUs may also be granted.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three and nine months ended September 30, 2014 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	(In thousands)		(In thousands)
Direct costs	$3,661	$2,271	$9,034	$5,283
Selling, general and administrative	2,984	1,851	7,362	4,305

	$6,645	$4,122	$16,396	$9,588

Total non-cash stock compensation expense not yet recognized at September 30, 2014 amounted to $57.7 million.  The weighted average period over which this is expected to be recognized is 2.5 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $1.8 million for the nine months ended September 30, 2014 (September 30, 2013: $0.4 million).

8. Share Capital

Share Repurchase Program

On September 19, 2014 the Company announced that it had completed a $40 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions.

The program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. The acquisition of shares pursuant to the program is to be effected by way of redemption and cancellation of those shares, in accordance with the Memorandum & Articles of the Company.

The program is designed to allow acquisitions by the broker during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s prior instructions to the broker in respect of these periods are irrevocable and the trading decisions in respect of the program are at the discretion of the broker and will be made independently of, and uninfluenced by, the Company.  The Company confirms that on entering the program it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional programs whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program.  In addition, acquisitions under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the program.

During the nine months ended September 30, 2014, 882,448 ordinary shares were redeemed by the Company under the repurchase plan for a total consideration of $44.5 million.   All ordinary shares that were redeemed under the repurchase plan are cancelled in accordance with the Memorandum & Articles of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

9. Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprise and Related Information.

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

Historically, the Group organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment.  In Q1 2013 the Group consolidated and reclassified the results of the former central laboratory segment into the clinical research segment as the central laboratory segment does not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment.  Management determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company’s global transfer pricing model.  Revenues and income from operations in Ireland are a function of this transfer pricing model.

Given ICON Clinical Research Limited (“ICON Ireland”) role in the development and management of the group, it’s ownership of key intellectual property, customer relationships, its key role in the mitigation of risks faced by the group, plus the responsibility for maintaining the group’s global network, ICON Ireland acts as the group entrepreneur and enters into the majority of the Company’s customer contracts. As such, ICON Ireland remunerates most of the other operating entities (“cost plus service providers”) in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories.

The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities in the various geographical areas that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

Under this method, the residual operating profits (or losses) of the group, once the cost plus service providers have been paid their respective intercompany service fee, generally fall to be retained by ICON Ireland. The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The revenues disclosed as relating to Ireland are the net revenues after deducting the cost plus revenues attributable to the activities performed outside Ireland.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Switzerland, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at September 30, 2014 and December 31, 2013 and for the three months and nine months ended September 30, 2014 and September 30, 2013 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	(In thousands)		(in thousands)
Ireland	$99,585	$70,368	$273,670	$200,699
Rest of Europe	91,350	80,417	275,881	250,275
U.S.	152,140	152,426	441,189	427,359
Rest of World	44,514	36,599	122,503	112,485

Total	$387,589	$339,810	$1,113,243	$990,818
* All sales shown for Ireland are export sales.

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
			(in thousands)
Ireland	$44,022	$20,105	$98,892	$44,948
Rest of Europe	1,121	(294)	15,492	7,023
U.S.	10,871	11,135	27,211	24,412
Rest of World	3,409	2,215	9,114	6,073

Total	$59,423	$33,161	$150,709	$82,456

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30,	30,	30,	30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
Ireland	$44,022	$20,105	$98,892	$46,002
Rest of Europe	1,121	(294)	15,492	10,461
U.S.	10,871	11,135	27,211	28,504
Rest of World	3,409	2,215	9,114	6,522

Total	$59,423	$33,161	$150,709	$91,489

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September	December
	30,	31,
	2014	2013
	(in thousands)
Ireland	$94,852	$103,868
Rest of Europe	17,550	14,630
U.S.	33,811	33,947
Rest of World	8,535	8,385

Total	$154,748	$160,830

e) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30,	30,	30,	30,
	2014	2013	2014	2013
			(in thousands)
Ireland	$5,171	$4,966	$15,577	$14,791
Rest of Europe	1,162	1,580	3,861	5,002
U.S.	6,533	4,126	16,146	11,831
Rest of World	871	903	2,623	2,927

Total	$13,737	$11,575	$38,207	$34,551

f) The distribution of total assets by geographical area was as follows:

	September	December
	30,	31,
	2014	2013
	(in thousands)
Ireland	$544,639	$581,568
Rest of Europe	323,725	321,661
U.S.	647,104	486,232
Rest of World	57,258	52,999

Total	$1,572,726	$1,442,460

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2013. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2014, we employed approximately 10,700 employees, in 83 locations in 38 countries. During the nine months ended September 30, 2014 we derived approximately 39.6%, 49.4% and 11.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of our business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment.   In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At September 30, 2014 we had a backlog of approximately $3.5 billion, compared with approximately $3.1 billion at December 31, 2013. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2014 compared with Three Months Ended September 30, 2013

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2014	September 30, 2013	2014 to 2013
	Percentage of Net Revenue		Percentage Increase/ (Decrease)

Net revenue	100.0%	100.0%	14.1%

Costs and expenses:
Direct costs	59.3%	62.9%	7.6%
Selling, general and administrative	21.8%	23.9%	3.8%
Depreciation	2.8%	2.9%	10.5%
Amortization	0.8%	0.5%	61.9%

Income from operations (excluding restructuring and other items)	15.3%	9.8%	79.2%
Restructuring and other items	-	-	-

Income from operations (including restructuring and other items )	15.3%	9.8%	79.2%

Net revenue for the period increased by $47.8 million, or 14.1%, from $339.8 million for the three months ended September 30, 2013 to $387.6 million for the three months ended September 30, 2014. For the three months ended September 30, 2014 we derived approximately 39.3%, 49.3% and 11.4% of our net revenue in the United States, Europe and Rest of World, respectively.  In recent years, the primary driver of our net revenue growth is the increased use of strategic partnership arrangements. This has resulted in a greater proportion of our revenue coming from our top five clients, which increased from $187 million for the three months ended September 30, 2013 to $210 million for the three months ended September 30, 2014.   In addition, on May 7, 2014 the Company acquired 100% of Aptiv, a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials which contributed to the net revenue during the three months ended September 30, 2014. This equivalent revenue was not earned during the three months ended September 30, 2013.

Net revenue in Ireland increased from $70.4 million for the three months ended September 30, 2013 to $99.6 million for the three months ended September 30, 2014. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model.

Direct costs for the period increased by $16.3 million, or 7.6%, from $213.7 million for the three months September 30, 2013 to $230.0 million for the three months ended September 30, 2014. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $12.0 million and an increase in other direct project related costs of $4.3 million.  As a percentage of net revenue, direct costs have decreased from 62.9% for the three months ended September 30, 2013 to 59.3% for the three months ended September 30, 2014.

Selling, general and administrative expenses for the period increased by $3.1 million, or 3.8%, from $81.4 million for the three months ended September 30, 2013 to $84.5 million for the three months ended September 30, 2014. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expenses for the period arose primarily from an increase in personnel related expenditure of $6.1 million, an increase in facilities and related costs expenditure of $2.6 million, and a decrease in  general and administrative expenses of $0.8 million. The increase in selling, general and administrative expenses are inclusive of amounts in relation to Aptiv since acquisition. In addition, during the three months ended September 30, 2014, we recognised a foreign exchange gain of $3.9 million, which reduced selling, general and administrative expenses from 22.8% of revenue to 21.8% of revenue for the three months ended September 30, 2014. As a percentage of net revenue, selling, general and administrative expenses, decreased from 23.9% for the three months ended September 30, 2013 to 21.8% for the three months ended September 30, 2014.

Depreciation expense for the period increased by $1.1 million, or 10.5%, from $9.7 million for the three months ended September 30, 2013 to $10.8 million for three months ended September 30, 2014 and principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 2.9% of net revenues for the three months ended September 30, 2013 to 2.8% of net revenues for the three months ended September 30, 2014.  Amortization expense for the period increased by $1.1 million, or 61.9%, from $1.8 million for the three months ended September 30, 2013 to $2.9 million for the three months ended September 30, 2014. Amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in the amortization expense for the period relates to the Aptiv acquisition and a deemed amortization amount for intangibles until the purchase price allocation is finalised. As a percentage of net revenue, amortization expense increased from 0.5% of net revenues for the three months ended September 30, 2013 to 0.8% for the three months ended September 30, 2014.

As a result of the above, income from operations for the three months increased by $26.2 million, or 79.2%, from $33.2 million for the three months ended September 30, 2013 to $59.4 million for the three months ended September 30, 2014. As a percentage of net revenue, income from operations increased from 9.8% of net revenues for the three months ended September 30, 2013 to 15.3% of net revenues for the three months ended September 30, 2014.

Income from operations in Ireland increased from a profit of $20.1 million for the three months ended September 30, 2013 to a profit of $44.0 million for the three months ended September 30, 2014. Income from operations in Ireland are impacted by the Group’s global transfer pricing model.

Interest expense for the period decreased from $0.3 million for the three months ended September 30, 2013 to $0.2 million for the three months ended September 30, 2014. Interest income increased from $0.2 million for the three months ended September 30, 2013 to $0.3 million for the three months ended September 30, 2014.

Provision for income taxes for the period increased from $5.3 million for the three months ended September 30, 2013 to $9.2 million for the three months ended September 30, 2014.  The Company’s effective tax rate for the three months ended September 30, 2014 was 15.5% compared with 16.0% for the three months ended September 30, 2013. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Nine Months Ended September 30, 2014 compared with Nine Months Ended September 30, 2013

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30, 2014	September 30, 2013	2014 to 2013
	Percentage of Net Revenue		Percentage Increase/ (Decrease)

Net revenue	100.0%	100.0%	12.4%

Costs and expenses:
Direct costs	60.5%	63.6%	6.8%
Selling, general and administrative	22.5%	23.7%	7.0%
Depreciation	2.8%	2.9%	5.8%
Amortization	0.7%	0.6%	36.3%

Income from operations (excluding restructuring and other items)	13.5%	9.2%	64.7%
Restructuring and other items	-	0.9%	(100)%

Income from operations (including restructuring and other items )	13.5%	8.3%	82.8%

Net revenue for the period increased by $122.4 million, or 12.4%, from $990.8 million for the nine months ended September 30, 2013 to $1,113.2 million for the nine months ended September 30, 2014. For the nine months ended September 30, 2014 we derived approximately 39.6%, 49.4% and 11.0% of our net revenue in the United States, Europe and Rest of World, respectively. In recent years, the primary driver of our net revenue growth is the increased use of strategic partnership arrangements. This has resulted in a greater proportion of our revenue coming from our top five clients, which increased from $529 million for the nine months ended September 30, 2013 to $583 million for the nine months ended September 30, 2014. In addition, on May 7, 2014 the Company acquired 100% of Aptiv, a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials which contributed to the net revenue during the nine months ended September 30, 2014. This equivalent revenue was not earned during the nine months ended September 30, 2013.

Net revenue in Ireland increased from $200.7 million for the nine months ended September 30, 2013 to $273.7 million for the nine months ended September 30, 2014. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model.

Direct costs for the period increased by $43.1 million, or 6.8%, from $630.2 million for the nine months ended September 30, 2013 to $673.3 million for the nine months ended September 30, 2014. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $36.3 million and an increase in other direct project related costs of $6.8 million.  As a percentage of net revenue, direct costs have decreased from 63.6% for the nine months ended September 30, 2013 to 60.5% for the nine months ended September 30, 2014.

Selling, general and administrative expenses for the period increased by $16.5 million, or 7.0%, from $234.5 million for the nine months ended September 30, 2013 to $251.0 million for the nine months ended September 30, 2014. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expenses for the period arose primarily from an increase in personnel related expenditure of $16.1 million, an increase in facilities and related costs expenditure of $1.8 million, and a decrease in  general and administrative expenses of $1.4 million. The increase in selling, general and administrative expenses are inclusive of amounts in relation to Aptiv since acquisition. As a percentage of net revenue, selling, general and administrative expenses, decreased from 23.7% of revenue for the nine months ended September 30, 2013 to 22.5% of revenue for the nine months ended September 30, 2014.

Depreciation expense for the period increased by $1.7 million, or 5.8%, from $29.1 million for the nine months ended September 30, 2013 to $30.8 million for the nine months ended September 30, 2014 and principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 2.9% of net revenues for the nine months ended September 30, 2013 to 2.8% for the nine months ended September 30, 2014.  Amortization expense for the period increased by $2.0 million, or 37.0%, from $5.4 million for the nine months ended September 30, 2013 to $7.4 million for the nine months ended September 30, 2014. Amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in the amortization expense for the period relates to the Aptiv acquisition and a deemed amortization amount for intangibles until the purchase price allocation is finalised. As a percentage of net revenue, amortization expense increased from 0.6% of net revenues for the nine months ended September 30, 2013 to 0.7% for the nine months ended September 30, 2014.

Restructuring charges of $4.4 million were recognized during three months ended March 31, 2013 under a restructuring plan adopted following a review by the Company of its operations. Under this restructuring plan the Company announced the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. The restructuring charge recognized included $0.5 million in respect of lease termination costs associated with the Omaha facility and $3.9 million in respect of resource rationalizations. During the three months ended June 30, 2013 the Company implemented a further restructuring plan which contains Company resource rationalizations in order to improve operating efficiencies and reduce expenses. A restructuring charge of $4.6 million was recognized during the three months ended June 30, 2013, $0.4 million in respect of lease termination and asset write-down costs and $4.2 million in respect of resource rationalizations. (see note 4 Restructuring and other items for further information).

As a result of the above, income from operations for the nine months increased by $68.2 million, or 82.8%, from $82.5 million for the nine months ended September 30, 2013 ($91.5 million excluding restructuring charges) to $150.7 million for the nine months ended September 30, 2014. As a percentage of net revenue, income from operations increased from 8.3% of net revenues for the nine months ended September 30, 2013 (9.2% excluding restructuring charges) to 13.5% of net revenues for the nine months ended September 30, 2014.

Income from operations in Ireland increased from a profit of $44.9 million for the nine months ended September 30, 2013 ($46.0 million excluding restructuring charges), to a profit of $98.9 million for the nine months ended September 30, 2014. Income from operations in Ireland are impacted by the Group’s global transfer pricing model.

Interest expense for the period decreased from $1.0 million for the nine months ended September 30, 2013 to $0.7 million for the nine months ended September 30, 2014. Interest income increased from $0.7 million for the nine months ended September 30, 2013 to $0.9 million for the nine months ended September 30, 2014.

Provision for income taxes for the period increased from $12.8 million for the nine months ended September 30, 2013 ($14.6 million excluding the impact of restructuring charges) to $23.6 million for the nine months ended September 30, 2014.  The Company’s effective tax rate for the nine months ended September 30, 2014 was 15.6% compared with 15.6% (16.1% excluding the impact of restructuring charges) for the nine months ended September 30, 2013. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash and short term investment balances at September 30, 2014 amounted to $248.6 million compared with cash and short term investment balances of $320.8 million at December 31, 2013.  The Company’s cash and short term investment balances at September 30, 2014 comprised cash and cash equivalents $153.6 million and short-term investments $95.0 million. The Company’s cash and short-term investment balances at December 31, 2013 comprised cash and cash equivalents $182.5 million and short-term investments $138.3 million.  During the nine months ended September 30, 2014, ICON plc closed the acquisition of Aptiv resulting in a cash outflow totalling $121.1 million.

On June 30, 2014 the Company entered into a five year committed multi currency revolving credit facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank. Each bank subject to the agreement has committed $25 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $100.0 million at September 30, 2014.

Net cash provided by operating activities was $94.7 million for the nine months ended September 30, 2014 compared with cash provided by operating activities of $123.8 million for the nine months ended September 30, 2013.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at September 30, 2014 was 38 days compared to 32 days at December 31, 2013.  The number of days revenue outstanding at September 30, 2013 was 40 days compared to 40 days at December 31, 2012.  In addition, in line with company policy, annual bonuses were paid during the second quarter which also contributed to the cash outflow.

Net cash used in investing activities was $96.7 million for the nine months ended September 30, 2014 compared to net cash used in investing activities of $102.2 million for the nine months ended September 30, 2013. Net cash used in the nine months ended September 30, 2014 arose principally from cash paid on the purchase of subsidiary undertakings.

Amounts payable at September 30, 2014 in relation to acquisitions include $3.2 million payable contingent upon the results of BeijingWits Medical.

Capital expenditure for the nine months ended September 30, 2014 amounted to $22.6 million and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the nine months ended September 30, 2014 the Company received a net $43.4 million from the sale of short-term investments.

Net cash used in financing activities during the nine months ended September 30, 2014 amounted to $24.2 million compared with net cash provided by financing activities of $19.3 million for the nine months ended September 30, 2013. Net cash used in financing activities during the nine months ended September 30, 2014 arose primarily from cash paid amounting to $44.5 million to repurchase shares under the Company’s share repurchase plan (see Note 8 Share Capital for further information). This was offset by cash received amounting to $18.6 million from the exercise of stock options.  Net cash provided by financing activities during the nine months ended September 30, 2013 arose primarily from the $19.0 million received from the exercise of stock options.

As a result of these cash flows, cash and cash equivalents decreased by $28.9 million for the nine months ended September 30, 2014 compared to an increase of $42.4 million for the nine months ended September 30, 2013.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Brendan Brennan
Brendan Brennan
Date: October 29, 2014	Chief Financial Officer